Exhibit 99.14

May 16, 2018

The Board of Directors

Cheniere Energy Partners LP Holdings, LLC

700 Milam Street, Suite 1900

Houston, Texas 77002

Members of the Board of Directors:

Cheniere Energy, Inc. (“CEI”) is pleased to submit to you this preliminary non-binding proposal to acquire all of the outstanding common shares of Cheniere Energy Partners LP Holdings, LLC (the “Company” or “CQH”) not already owned by CEI (the “Transaction”) as described below.

As of the date of this proposal, CEI beneficially owns 212,953,991 common shares of the Company, representing 91.9% of the total outstanding common shares of the Company based on the total number of outstanding common shares as of May 1, 2018 (as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2018).

We are now proposing to acquire all of the outstanding common shares of CQH not already owned by CEI at an exchange ratio of 0.45 shares of CEI common stock per common share of the Company, representing per share consideration of $28.24 based on today’s closing price of CEI’s shares. Our offer is in line with the prices paid in our recently disclosed reverse inquiry exchanges on April 27, 2018 ($28.23 per CQH share), May 2, 2018 ($28.07 per CQH share) and May 3, 2018 ($28.55 per CQH share). The Transaction will be structured to be a tax free exchange to the Company’s shareholders.

CEI submits this proposal to the board of directors of the Company for consideration pursuant to the Special Approval procedures outlined in Section 7.8(a)(i) of the Amended and Restated Limited Liability Company Agreement of the Company, dated December 13, 2013 (as amended, the “LLC Agreement”). We believe that this procedure provides the best mechanism to accomplish the twin goals of an informed and deliberate consideration of the proposal and a streamlined and expeditious path to announcement of a mutually agreed Transaction.

Our proposal is subject to the negotiation of mutually agreeable definitive transaction documents and the final approval of the Transaction by the board of CEI, the board of CQH and a conflicts committee established by the board of CQH, as well as the approval of the Company’s shareholders (we will agree to a customary support agreement to vote our shares in favor of the Transaction). No vote of CEI’s shareholders will be required to consummate the Transaction. The Transaction may be subject to customary closing conditions; however, we do not believe that any regulatory approvals would be required to consummate the Transaction. The terms and conditions upon which we are prepared to execute the Transaction are set forth below:

1.	Purchase Price. The consideration payable in the Transaction will be a share exchange of 0.45 shares of CEI common stock for each common share of the Company.

2.	Definitive Agreement. We are prepared to promptly negotiate and finalize mutually satisfactory definitive transaction documents.

3.	Process. We believe it is prudent and in the best interests of the Company for the Company to consider the Transaction pursuant to the Special Approval process as outlined in the conflicts transactions provisions in Section 7.8(a)(i) of the LLC Agreement.

4.	Advisors. CEI has engaged J.P. Morgan Securities LLC as its financial advisor, Sullivan & Cromwell LLP as its legal counsel, and Morgan, Lewis & Bockius LLP as its special tax counsel in connection with the Transaction.

CEI is well positioned to negotiate and complete the Transaction in an expeditious manner.

This letter will be promptly filed and disclosed to the public in accordance with applicable securities regulations. This letter constitutes only a preliminary indication of our interest, and does not constitute an offer capable of acceptance or any binding commitment with respect to the Transaction. A binding commitment will result only from the execution of definitive transaction documents, and then will be on the terms and conditions provided therein.

We look forward to discussing a potential Transaction with you, and hope to expeditiously enter into a definitive agreement within the next several weeks.

Sincerely,

/s/ Michael J. Wortley
Michael J. Wortley
Executive Vice President and Chief Financial Officer of Cheniere Energy, Inc.